Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report Of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                    Under The Securities Exchange Act of 1934

For the month of May 2004
Commission File Number: 0-49984

                           MITEL NETWORKS CORPORATION
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                 (Translation of registrant's name into English)

                350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

      On May 6, 2004, the Registrant issued a press release announcing the completion of an equity financing, debt conversion and expansion of its credit facilities.

      Attached hereto as Exhibit 1 is the Registrant's press release, dated May 6, 2004, relating to those matters.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2004

                                           MITEL NETWORKS CORPORATION

                                           By: /s/ Steven Spooner
                                               ---------------------------------
                                               Name:  Steven Spooner
                                               Title: Vice-President Finance and
                                                      Chief Financial Officer

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                                  EXHIBIT INDEX

             Exhibit No.                                Description
             -----------                                -----------
             1.                                         Press Release